Exhibit 99.2

ACTEL AND RAMIUS REACH AGREEMENT

Actel to Appoint Three New Independent Members to Expanded Board

Ramius Agrees to Support Actel Directors at 2009 Annual Meeting of Shareholders

MOUNTAIN VIEW, Calif. – March 9, 2009 – Actel Corporation (NASDAQ: ACTL) (“Actel”) and Ramius LLC (“Ramius”), which beneficially owns approximately 8.8% of Actel’s outstanding shares of common stock, today announced that they entered into an agreement (the “Agreement”) under which Actel will expand its board of directors to nine members and add three new independent directors. The three new members of Actel’s board will be Eric J. Zahler, former president and chief operating officer of Loral Space & Communications Inc., Jeffrey C. Smith, a partner of Ramius, and Gavin T. Molinelli, a vice president of Ramius.

As part of the Agreement, Actel also agreed to reduce the size of its board to eight members at Actel’s 2009 Annual Meeting of Shareholders (the “2009 Annual Meeting”). Additionally, Actel and Ramius will work together to replace Mr. Molinelli with a new independent director, unaffiliated with Ramius, who has significant experience in the semiconductor industry.

In connection with the addition of Messrs. Zahler, Smith and Molinelli to Actel’s board, Ramius agreed to vote its shares in support of all of Actel’s director nominees at the 2009 Annual Meeting. Ramius has also agreed to abide by certain other standstill provisions, which will expire prior to Actel’s 2010 Annual Meeting of Shareholders.

“Today’s announcement, coupled with our recently initiated company-wide restructuring plan, demonstrates the commitment of our board and management team to enhancing value for all Actel shareholders,” said John C. East, president and chief executive officer of Actel. “We welcome Eric, Jeff and Gavin to our board and look forward to benefiting from their perspectives and insights. Eric brings a wealth of experience through his knowledge of the aerospace and defense industries - key market segments for Actel. Jeff adds the valuable perspective of a major shareholder, and his strategic business expertise will be an important asset.”

“We are pleased to have reached this amicable resolution with Actel,” said Jeff Smith. “We believe that our constructive dialogue with Actel’s board and management resulted in an agreement that will better position Actel to enhance value for all shareholders. I am confident that the collective experience of the additional directors will prove valuable to the board. We look forward to continuing to work constructively with Actel to enhance value for all shareholders.”

Actel’s 2009 Annual Meeting is scheduled for Friday, June 5, 2009. Further details regarding the 2009 Annual Meeting, including time, date, location and record date for determining eligibility to vote, will be included in Actel’s definitive proxy materials, which will be filed with the Securities and Exchange Commission (“SEC”) and distributed to shareholders in April.

The complete agreement between Actel and Ramius will be included as an exhibit to Actel’s Form 8-K to be filed with the SEC.

Eric J. Zahler is the managing director of Sagamore Capital Group LLC (“Sagamore”), a private equity firm pursuing direct investments in the aerospace/defense, industrial electronics and certain business service markets, which he co-founded in 2008. Prior to co-founding Sagamore, Mr. Zahler served as president and chief operating officer of Loral Space & Communications, Inc. (“Loral”), a satellite communications company with activities in satellite manufacturing and services from 2000 to 2007. At Loral, Mr. Zahler was responsible for overseeing the company’s two businesses: Loral Skynet, a global satellite services provider, and Space Systems/Loral, a leading manufacturer of commercial satellites. Mr. Zahler previously served as Loral’s senior vice president, secretary and general counsel. Before joining Loral, Mr. Zahler spent 17 years with the law firm of Fried, Frank, Harris, Shriver & Jacobson, where he was elected partner in 1983. While at Fried, Frank, Mr. Zahler represented many of the largest defense and aerospace contractors in all aspects of their business dealings with the federal government. Additionally, Mr. Zahler served as a member of the board of directors of Loral from 2001 to 2005, and as a member of the board of directors and Audit Committee of EasyLink Services Corporation, a global provider of outsourced business process automation services, from 2005 to 2007. Mr. Zahler received a J.D. from Harvard Law School, where he was editor of the Harvard Journal on Legislation, and a B.S. in Mathematics, cum laude, from Yale University.

Jeffrey C. Smith is a partner of Ramius, a private investment management firm, a position he has held since February 2007 and is a member of Ramius’s management board. Mr. Smith also heads Ramius’s Private Investment in Public Equity business and co-heads Ramius’s Opportunistic Value Investing business. Mr. Smith was an executive managing director of Ramius from July 2006 until February 2007 and a managing director of Ramius from January 2004 until July 2006. Mr. Smith served on the board of directors of The Fresh Juice Company, Inc., a manufacturer and distributor of fresh squeezed and frozen fresh squeezed citrus juices and other non-carbonated beverages, from April 1996 until February 1999 and Jotter Technologies, Inc., an Internet infomediary company, from January 2000 to September 2000. Mr. Smith served as a member of the board of directors of S1 Corporation, a provider of internet based financial services solutions, from May 2006 until September 2008. Mr. Smith served as a director of Kensey Nash Corporation, a medical device manufacturer, from December 2007 until February 2009. Mr. Smith has served as a member of the Executive Committee of Register.com (Cayman) L.P., a provider of domain name registration and internet services, since December 2005. Mr. Smith is a General Securities Registered Representative. Mr. Smith received a B.S. in Economics with concentrations in finance and accounting from the Wharton School of The University of Pennsylvania.

Gavin T. Molinelli is a vice president of Ramius, a private investment management firm, a position he has held since February 2009. Mr. Molinelli is responsible for research in Ramius’s Opportunistic Value Investing business. Mr. Molinelli was an associate at Ramius from October 2006 to February 2009. From June 2005 to September 2006, Mr. Molinelli was as an investment-banking analyst at Bank of America Securities, LLC, the investment-banking arm of Bank of America Corporation, a bank and financial holding company. Mr. Molinelli received a B.A. in Economics from Washington and Lee University.

About Actel
Actel is the leader in low-power and mixed-signal FPGAs, offering the most comprehensive portfolio of system and power management solutions. Power Matters. Learn more at www.actel.com.

About Ramius
Ramius is a registered investment advisor that manages assets in a variety of alternative investment strategies. Ramius is headquartered in New York with offices located in London, Tokyo, Hong Kong, Munich, and Vienna.

Forward-Looking Statements
This press release contains forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and should be read with the “Risk Factors” in Actel’s most recent Form 10-Q or 10-K, which are on file with the Securities and Exchange Commission (“SEC”) and available at the SEC’s website at www.sec.gov and can also be found on Actel’s web site, www.actel.com . Actual results may differ materially from those described in this release due to a number of risks and uncertainties. Actel’s anticipated results from its restructuring plan and its projected revenues and operating results for the first quarter of 2009 are subject to a multitude of risks, including general economic conditions and a variety of risks specific to Actel or characteristics of the semiconductor industry, such as a failure to achieve the full projected results of the restructuring plan, fluctuating demand, intense competition, rapid technological change and related intellectual property and international trade issues, wafer and other supply shortages, and booking and shipment uncertainties. These and the other Risk Factors identified in Actel’s filings could cause actual results to differ materially from those projected in the forward-looking statements. Actel undertakes no obligation to update any information contained in this press release.

Contacts:

For Actel Corporation: Anna del Rosario Director, WW Corporate Marketing (650) 318-4331 Matthew Sherman / Eric Brielmann Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449	For Ramius LLC: Dan Gagnier / Renee Soto Sard Verbinnen & Co 212-687-8080